Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
March 31, 2012
(Expressed in thousands of US dollars, unless otherwise stated)

1

Table of Contents

1.	Core Business and Strategy	3
2.	Fiscal Year 2012 (“FY2012”) Highlights and Significant Events	3
3.	Metal Prices	4
4.	Fiscal Year 2012 Operating Performance	5
5.	Fiscal Year 2012 Financial Results	12
6.	Liquidity and Capital Resources	15
7.	Financial Instruments and Related Risks	15
8.	Off-Balance Sheet Arrangements	17
9.	Transactions with Related Parties	17
10.	Critical Accounting Policies and Estimates	18
11.	Future Accounting Changes	19
12.	Other MD&A Requirements	23
13.	Outstanding Share Data	23
14.	Risks and Uncertainties	24
15.	Disclosure Controls and Procedures	24
16.	Management’s Report on Internal Control over Financial Reporting	24
17.	Changes in Internal Control over Financial Reporting	25
18.	Directors and Officers	25

Forward Looking Statements	25

2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2012 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements. This MD&A refers to various non-IFRS measures, such as “cash flows from operations per share” and “cash and total production cost per ounce of silver”, which are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meaning. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This MD&A is prepared as of May 16, 2012.

1.	CORE BUSINESS AND STRATEGY

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province as its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	FISCAL YEAR 2012 (“FY2012”) HIGHLIGHTS AND SIGNIFICANT EVENTS

  Record Silver Production

In fiscal 2012, the Company achieved its sixth consecutive year of silver production growth, with a record production of 5.6 million ounces, an increase of 6% over the previous record production of 5.3 million ounces achieved in fiscal year 2011 (“FY 2011”). Including 8,800 ounces of gold, a total of 6.06 million ounces of silver equivalent were produced in fiscal 2012, compared to 5.46 million ounces in fiscal 2011. (Silver equivalent is calculated by converting gold ounces into silver ounces using a ratio of 1:50)

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

  Record Revenue

In fiscal 2012, the Company achieved record revenue of $238.0 million, an increase of 42% compared to revenue of $167.3 million in fiscal 2011. The higher revenue was primarily driven by higher realized metal prices, coupled with metal production growth. In fiscal 2012, realized selling price per ounce of silver increased 54% to $27.78 from $18.08 in fiscal 2011.

  Record Net Income

In fiscal 2012, net income attributable to equity holders of the Company was a record $73.8 million, or $0.43 per share, an increase of 9% compared to net income of $67.7 million, or $0.40 per share, in fiscal 2011.

  Record Operating Cash Flows

In fiscal 2012, cash flows from operations, excluding non-cash working capital, were $123.8 million, or $0.72 per share, a 34% increase, compared to $92.2 million or $0.55 per share in fiscal 2011. Included in non-cash working capital is $9.5 million that is earning over 6% per annum interest on Chinese domestic Letters of Credits. Improved operating cash flows were mainly attributable to record revenue, partially offset by expenditures incurred in fighting the “Short and Distort” scheme, higher income taxes and increased cash production costs.

  Production Costs

In fiscal 2012, Silvercorp continues to maintain its low cost producer status with cash cost per silver ounce of negative $5.13, compared to negative $6.80 in fiscal 2011.

  GC Mine Construction

In August 2011, the Company commenced mine and mill construction at the GC Mine. As of March 31, 2012, 717 metres (“m”) of the 2,210 m main access ramp and 42 m of the 618 m main shaft were completed. The construction of mill, office building and lab facilities are also well underway.

  XBG and XHP Project Acquisitions

In fiscal 2012, the Company completed the acquisitions of the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province. These acquisitions further the Company’s intention to consolidate mines and prospective projects in the high-grade silver, gold and base metal belt in the southwest Luoyang City district.

  Returning Value to Shareholders

On June 17, 2011, the Company announced its intention to purchase up to 10 million of its common shares under a normal course issuer bid (“NCIB”). As at the date of this MD&A, the Company has repurchased and cancelled approximately 4.5 million shares at an average price of $7.90 per share totaling $35.3 million.

In the third quarter of fiscal 2012, the Company increased the quarterly dividend on its common shares by 25% from CAD$0.02 per share to CAD$0.025 per share. During fiscal 2012, the Company declared dividends in aggregate of $15.6 million, or $0.09 per share.

3.	METAL PRICES

Realized selling price is determined by Shanghai metal prices, less smelter charges and recovery, and 17% value added taxes (“VAT”) (VAT is exempt for gold). The following is a reconciliation of the Company’s realized selling prices to Shanghai metal prices, with a comparison of London Metal Exchange (“LME”) prices:

For fiscal 2012	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011	FY2012	FY2011
Realized selling prices	$27.78	$18.08	$1,257	$909	$0.85	$0.83	$0.68	$0.67
Add back: Value added taxes	4.72	3.07	-	-	0.14	0.14	0.12	0.11
Add back: Smelter charges and recovery	3.38	3.29	364	389	0.12	0.14	0.32	0.39
Shanghai metal prices	$35.88	$24.44	$1,621	$1,298	$1.11	$1.11	$1.12	$1.17
LME	$35.48	$23.80	$1,648	$1,293	$1.03	$1.02	$0.95	$1.03

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

4.	FISCAL YEAR 2012 OPERATING PERFORMANCE

(i)	Mine Production

In fiscal 2012, the Company mined a record 757,590 tonnes of ore, a 28% increase compared to 592,330 tonnes last year. The record mine production was achieved through increased production from the TLP, HPG and LM mines that continued to expand operations. Also contributing to the production growth was the 91,128 tonnes of ore from the BYP mine and 3,890 tonnes from the newly acquired XHP mine.

(ii)	Mining Cost

In fiscal 2012, the consolidated total mining cost and cash mining cost was $61.51 and $47.40 per tonne, respectively, an increase of 16% and 8%, compared to total mining cost and cash mining cost of $53.16 and $43.70 per tonne, respectively, last year.

The increase in cash mining cost per tonne was mainly due to (i) the impact of US dollar depreciation versus the Chinese RMB of approximately $2.20 per tonne, and (ii) higher labour costs both for mining contractors and the Company’s own employees, adding approximately $1.80 per tonne. The increase of non-cash mining cost was a result of a higher dollar value of assets being subject to depreciation.

The major components of cash mining cost in fiscal 2012 consisted of: 39% for mining contractor costs (FY 2011 –40%); 20% for labour costs (FY 2011 – 17%); 19% for mining preparation and administrative costs (FY 2011 –20%), 16% for materials and supplies (FY 2011 – 18%); and 6% for utility costs (FY 2011 – 5%).

(iii)	Milling

In fiscal 2012, 762,521 tonnes of ore was milled, an increase of 28% compared to 596,735 tonnes last year. At the Ying Mining District, the Company expanded the second mill’s capacity to 2,200 tonnes per day (“t/d”) to achieve a total milling capacity of 3,200 t/d, or about 1 million tonnes per year. In addition, the BYP mine, the XBG and XHP projects also added milling capacities of 500 t/d, 350 t/d and 500 t/d, respectively. The increase in milling capacity will provide room to accommodate the Company’s expected future mine production growth.

(iv)	Milling Cost

In fiscal 2012, the consolidated total milling cost and cash milling cost was $15.85 and $14.19 per tonne, respectively, an increase of 12% and 14% compared to total milling cost and cash milling cost of $14.16 and $12.46 per tonne, respectively, last year.

The increase in the total and cash milling costs were mainly due to higher labour costs and the impact of US dollar depreciation versus the Chinese RMB.

The major components of cash milling costs in fiscal 2012 consisted of: 30% for utilities (FY 2011 – 28%); 28% for raw materials (FY 2011 – 32%); 21% for labour costs (FY 2011 – 17%); 14% for mineral resources tax (FY 2011 –15%); and 7% for milling related administrative and miscellaneous costs (FY 2011 – 8%).

(v)	Metal Production

In fiscal 2012, metal production was 5.6 million ounces of silver, 8,800 ounces of gold and 86.6 million pounds of lead and zinc, which was 6%, 175% and 1% higher than respective metal production last year. The increases were attributable to greater mine and mill throughputs, mainly due to production growth in the TLP, HPG and LM mines, as well as additional gold produced from the BYP mine.

(vi)	Cash and Total Cost per Ounce of Silver (Gold for the BYP mine)

Silvercorp continues to maintain its position as one of the lowest production cost producers of silver among its industry peers. In fiscal 2012, the consolidated total production cost and cash cost per ounce of silver was negative

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

$3.25 and negative $5.13, respectively, compared to negative $5.58 and negative $6.80 a year ago. The increase in costs were due to higher per tonne costs, as noted above, partially offset by higher by-product metals produced.

To facilitate a better understanding of total production cost and cash cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the year ended March 31, 2012 and 2011, respectively.

Year ended March 31, 2012
	YING	HPG&LM	TLP	XBG	XHP	Total
Cost of sales	$28,343	$8,780	$19,427	$176	$-	$56,726
By-product lead, zinc, and gold sales	(54,404)	(7,229)	(12,826)	(517)	-	(74,976)
Total adjusted cost of sales	(26,061)	1,551	6,601	(341)	-	(18,250)
Divided by thousands of silver ounces sold	3,943	635	1,034	6	-	5,618
Total production cost per ounce of silver	$(6.61)	$2.44	$6.38	$(56.67)	$-	$(3.25)

Total adjusted cost of sales	$(26,061)	$1,551	$6,601	$(341)	$-	$(18,250)
Amortization and depletion	(6,544)	(1,127)	(2,887)	(22)	-	(10,580)
Total adjusted cash cost	(32,605)	424	3,714	(363)	-	(28,830)
Divided by thousands of silver ounces sold	3,943	635	1,034	6	-	5,618
Total cash cost per ounce of silver	$(8.27)	$0.67	$3.59	$(60.33)	$-	$(5.13)

Year ended March 31, 2011
	YING	HPG&LM	TLP	XBG	XHP	Total
Cost of sales [1]	$24,223	$6,030	$11,691	$-	$-	$41,944
By-product lead, zinc, and gold sales	(54,815)	(6,650)	(10,028)	-	-	(71,493)
Total adjusted cost of sales	(30,592)	(620)	1,663	-	-	(29,549)
Divided by thousands of silver ounces sold	4,249	391	660	-	-	5,300
Total production cost per ounce of silver	$(7.20)	$(1.59)	$2.52	$-	$-	$(5.58)

Total adjusted cost of sales	$(30,592)	$(620)	$1,663	$-	$-	$(29,549)
Amortization and depletion [1]	(4,669)	(617)	(1,201)	-	-	(6,487)
Total adjusted cash cost	(35,261)	(1,237)	462	-	-	(36,036)
Divided by thousands of silver ounces sold	4,249	391	660	-	-	5,300
Total cash cost per ounce of silver	$(8.30)	$(3.16)	$0.70	$-	$-	$(6.80)

1For the purpose of non-IFRS measures, minor differences compared to prior year due to IFRS conversion are not restated.

The following table provides a reconciliation of total production cost and cash cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for fiscal 2012 (no comparative numbers for fiscal 2011 as the BYP mine was acquired in January 2012 and commenced commercial production in fiscal 2012).

BYP
Year ended March 31, 2012
Cost of sales	$4,423
By-product lead and zinc sales	(152)
Total adjusted cost of sales	4,271
Divided by thousands of gold ounces sold	5.1
Total production cost per ounce of gold	$844

Total adjusted cost of sales	$4,271
Amortization and depletion	(1,871)
Total adjusted cash cost	2,400
Divided by thousands of gold ounces sold	5.1
Total cash cost per ounce of gold	$474

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(vii)	Operation Review

The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2012:

Fiscal 2012		Year ended March 31, 2012
	Henan Luoning			Henan Songxian
	YING	HPG&LM	TLP	XBG	XHP	BYP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,365	182	52	-	-	-	12,599
Stockpiled Ore (tonne)	281,002	93,284	275,687	-	3,890	91,128	744,991
	293,367	93,466	275,739	-	3,890	91,128	757,590
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,365	182	52	-	-	-	12,599
Ore Milled (tonne)	282,332	93,214	278,949	11,667	-	83,760	749,922
	294,697	93,396	279,001	11,667	-	83,760	762,521

Mining cost per tonne of ore mined ($)	69.50	75.81	55.82	-	68.75	38.00	61.51
Cash mining cost per tonne of ore mined ($)	50.52	63.77	48.62	-	48.81	16.79	47.40
Non cash mining cost per tonne of ore mined ($)	18.98	12.04	7.20	-	19.95	21.21	14.11

Unit shipping costs($)	3.94	3.54	3.74	-	3.92	-	3.34

Milling cost per tonne of ore milled ($)	15.84	16.19	15.90	22.92	-	14.33	15.85
Cash milling cost per tonne of ore milled ($)	14.01	14.44	14.15	20.11	-	13.85	14.19
Non cash milling cost per tonne of ore milled ($)	1.83	1.75	1.75	2.81	-	0.48	1.66

Average Production Cost
Silver ($ per ounce)	4.80	9.79	13.00	6.17	-		7.14
Gold ($ per ounce)	197	416	-	377	-	854	323
Lead ($ per pound)	0.15	0.30	0.40	0.22	-		0.22
Zinc ($ per pound)	0.11	0.21	0.38	-	-		0.17

Total production cost per ounce of Silver ($)	(6.61)	2.44	6.38	(56.67)	-		(3.25)
Total cash cost per ounce of Silver ($)	(8.27)	0.67	3.59	(60.33)	-		(5.13)

Total production cost per ounce of Gold ($)						844	844
Total cash cost per ounce of Gold ($)						474	474

Total Recovery of the Run of Mine Ore
Silver (%)	94.0	91.6	89.6	50.0	-		92.9
Gold (%)						90.8	90.8
Lead (%)	97.5	93.6	91.3	80.6	-		96.0
Zinc (%)	67.8	60.0	70.6	-	-	56.2	68.0

Head Grades of Run of Mine Ore
Silver (gram/tonne)	440	227	147	35	-		287
Gold (gram/tonne)						2.4	2.4
Lead (%)	8.3	3.7	2.5	2.5	-		5.2
Zinc (%)	2.4	0.5	1.5	-	-	2.6	1.4

Sales Data
Metal Sales
Silver (in thousands of ounce)	3,943	635	1,034	6	-		5,618
Gold (in thousands of ounce)	2.7	0.9	-	0.1	-	5.1	8.8
Lead (in thousands of pound)	52,216	7,004	13,140	444	-		72,804
Zinc (in thousands of pound)	10,834	591	2,075	-	-	249	13,749

Metal Sales
Silver (in thousands of $)	109,592	17,500	28,869	124	-		156,085
Gold (in thousands of $)	3,077	1,046	-	155	-	6,749	11,027
Lead (in thousands of $)	44,192	5,830	11,142	362	-		61,526
Zinc (in thousands of $)	7,135	353	1,684	-	-	152	9,324
	163,996	24,729	41,695	641	-	6,901	237,962
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	27.79	27.58	27.91	22.51	-		27.78
Gold ($ per ounce)	1,139	1,171	-	1,376	-	1,333	1,257
Lead ($ per pound)	0.85	0.83	0.85	0.81	-		0.85
Zinc ($ per pound)	0.66	0.60	0.81	-	-	0.61	0.68

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

The following table summarizes consolidated and each mine’s operational information for the year ended March 31, 2011:

Fiscal 2011		Year ended March 31, 2011
		Henan Luoning
	YING	HPG&LM	TLP	Total

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Stockpiled Ore (tonne)	303,811	73,171	202,406	579,388
	316,522	73,390	202,418	592,330
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	12,711	219	12	12,942
Ore Milled (tonne)	304,766	74,259	204,768	583,793
	317,477	74,478	204,780	596,735
Mining cost per tonne of ore mined ($)	59.14	63.98	39.89	53.16
Cash mining cost per tonne of ore mined ($)	46.05	55.67	35.68	43.70
Non cash mining cost per tonne of ore mined ($)	13.09	8.31	4.21	9.46

Unit shipping costs($)	3.64	3.40	3.30	3.49

Milling cost per tonne of ore milled ($)	14.13	13.72	14.37	14.16
Cash milling cost per tonne of ore milled ($)	12.40	12.24	12.64	12.46
Non cash milling cost per tonne of ore milled ($)	1.73	1.48	1.73	1.70

Average Production Cost
Silver ($ per ounce)	3.31	8.16	9.75	4.53
Gold ($ per ounce)	165	404	440	228
Lead ($ per pound)	0.15	0.35	0.44	0.21
Zinc ($ per pound)	0.12	0.26	0.36	0.17

Total production cost per ounce of Silver ($)	(7.20)	(1.59)	2.52	(5.58)
Total cash cost per ounce of Silver ($)	(8.30)	(3.16)	0.70	(6.80)

Total Recovery of the Run of Mine Ore
Silver (%)	92.4	91.3	86.3	91.6
Lead (%)	96.5	94.5	89.5	95.3
Zinc ( %)	69.8	59.0	70.5	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470	185	122	316
Lead (%)	8.1	4.1	2.5	5.7
Zinc (%)	2.8	0.6	0.8	1.9

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,249	391	660	5,300
Gold (in thousands of ounce)	1.8	1.2	0.2	3.2
Lead (in thousands of pound)	52,937	6,247	9,827	69,011
Zinc (in thousands of pound)	13,369	544	2,430	16,343

Metal Sales
Silver ($)	76,094	7,463	12,277	95,834
Gold ($)	1,615	1,133	159	2,907
Lead ($)	44,218	5,183	8,222	57,623
Zinc ($)	8,982	334	1,647	10,963
	130,909	14,113	22,305	167,327
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.91	19.10	18.60	18.08
Gold ($ per ounce)	892	946	839	909
Lead ($ per pound)	0.84	0.83	0.84	0.83
Zinc ($ per pound)	0.67	0.62	0.68	0.67

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(i)	Ying Mine (77.5%)

The Ying mine is located in Henan Province, China. Production from the Ying mine commenced on April 1, 2006. Since then, the Ying mine has become the Company’s primary focus and most profitable project.

In fiscal 2012, the total ore mined was 293,367 tonnes, of which 12,365 tonnes were direct smelting ore, a decrease of 7% compared to total ore production of 316,522 tonnes in fiscal 2011. The decrease was due to labour shortages which impacted our mining contractors at the Ying mine from July 2011 to November 2011. The Company has worked with its mining contractors to introduce new measures to maintain a stable mining labour force and it is also in the process of establishing our own mining crews to carry out mining operations at the Ying mine. As a result, the labour shortages were mostly resolved by the end of 2011, and the average daily mining production at the Ying mine was back to normal thereafter.

In fiscal 2012, silver head grade at the Ying mine was 440 g/t, compared to 470 g/t in fiscal 2011. Head grades for lead and zinc were 8.3% and 2.4%, respectively, comparable to head grades for lead and zinc of 8.1% and 2.8%, respectively, in fiscal 2011. Head grades were changing along with the mining sequence.

In fiscal 2012, the Ying mine produced 3.94 million ounces of silver, 52.2 million pounds of lead and 10.8 million pounds of zinc, a decrease of 7%, 1% and 19%, respectively, compared to 4.2 million ounces of silver, 52.9 million pounds of lead and 13.4 million pounds of zinc produced in fiscal 2011. The decrease was a result of lower ore production and lower head grades.

In fiscal 2012, total mining costs per tonne and cash mining costs per tonne were $69.50 (FY 2011 - $59.14) and $50.52 (FY 2011 - $46.05), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractor costs as the mine paid approximately $1.80 per tonne more as compensation for increases in miners’ salary and benefits, (ii) higher labour costs of approximately $1.00 per tonne due to the Company’s own employees’ pay raises, and (iii) the impact of the US dollar deprecation versus the Chinese RMB of $2.40 per tonne, which was offset by a $1.10 per tonne decrease in mining preparation costs. The increase of non-cash mining costs was a result of higher assets base subject to depletion.

Including by-product credits, in fiscal 2012, Ying mine’s total and cash cost per ounce of silver were negative $6.61 and negative $8.27, respectively, compared to negative $7.20 and negative $8.30 in fiscal 2011. The increase in cost was mainly due to lower by-product credits from lower production and a higher production costs noted above.

In fiscal 2012, the Company completed 464 m of the development of a 5,200 m access ramp at the Ying mine, with dimensions of 4 m by 4.5 m, starting from the 580 m elevation and going down to zero metre elevation. The access ramp will provide access to the S7-1 vein in which resources were expanded by recent drilling, and provide access to future expected mining operations below zero metre elevation. The access ramp is expected to be completed in two and half years. Inclusive of this development work, in fiscal 2012, the Ying mine incurred $15.5 million in exploration and development expenditures (FY 2011 – $11.3 million).

In addition, the Company retained AMC Consultants of Vancouver to update new NI 43-101 reports for four mines of the Ying Mining District.

(ii)	HPG and LM Mines (80%)

The HPG and LM mines are located in Henan Province, China. Silvercorp acquired the HPG and LM mines in 2007.

In fiscal 2012, the total ore mined was 93,466 tonnes, of which 182 tonnes were direct smelting ore, an increase of 27% compared to total ore production of 73,390 tonnes in fiscal 2011.

In fiscal 2012, HPG and LM mines produced 635,000 ounces of silver, 7.0 million pounds of lead and 591,000 pounds of zinc, an increase of 62%, 12% and 9%, respectively, compared to 391,000 ounces of silver, 6.2 million pounds of lead and 544,000 pounds of zinc produced in fiscal 2011.

The increases are attributable to higher grades and higher ore production. In fiscal 2012, silver head grade increased to 227 g/t from 185 g/t a year ago. In addition, in fiscal 2012, ore processed increased by 25% to 93,396 tonnes from 74,478 tonnes a year ago.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

In fiscal 2012, total mining costs per tonne and cash mining costs per tonne were $75.81 (FY 2011 - $63.98) and $63.77 (FY 2011 - $55.67), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractor costs as the mine paid approximately $4.20 per tonne more for raises in miners’ salary and benefits, (ii) higher labour costs of approximately $3.50 per tonne due to the increased number of employees and employee pay raises, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $3.00 per tonne. The increase of non-cash mining costs was a result of a higher asset base subject to depletion.

In fiscal 2012, the Company completed 339 m of a 4,800 m access ramp with dimensions of 4 m by 4.5 m at the southwest corner of the TLP Mining Permit, adjacent to the LM Mining Permit, from about 980 m elevation to 500 m elevation. The access ramp will provide access to newly-discovered mineralized veins at the LM mine. Currently, the Company is producing approximately 60,000 tonnes per year from the LM mine. Once the access ramp is completed in two and half years, the mining capacity is expected to increase to approximately 200,000 tonnes per year.

In fiscal 2012, HPG and LM mines incurred $8.5 million (FY 2011 – $4.4 million) in exploration and development expenditures.

(iii)	TLP Mine (77.5%)

The TLP mine is located in Henan Province, China. Silvercorp acquired the TLP mine in 2007.

In fiscal 2012, the TLP mine produced 1.03 million ounces of silver, 13.1 million pounds of lead and 2.1 million pounds of zinc, an increase of 57%, 34% and a decrease of 15%, respectively compared to 660,000 ounces of silver, 9.8 million pounds of lead and 2.4 million pounds of zinc produced in fiscal 2011.

The increases are attributable to increased production as more ore was mined while mine development progressed. In fiscal 2012, the total ore mined was 275,739 tonnes, of which 52 tonnes were direct smelting ore, an increase of 36% compared to total ore production of 202,417 tonnes in fiscal 2011. In fiscal 2012, silver head grade improved to 147 g/t from 122 g/t a year ago.

In fiscal 2012, total mining costs per tonne and cash mining costs per tonne were $55.82 (FY 2011 - $39.89) and $48.62 (FY 2011 - $35.68), respectively. The increase was mainly due to (i) higher mining contractor costs as the mine paid $4.00 per tonne more for increases in miners’ salaries and benefits, (ii) higher labour costs of approximately $3.70 per tonne due to an increased number of employees and employee pay raises, and (iii) the impact of US dollar depreciation versus the Chinese RMB of $2.30 per tonne. The increase of non-cash mining costs was a result of a higher asset base subject to depletion.

In fiscal 2012, the Company incurred $4.7 million (FY 2011 - $3.9 million) in exploration and development expenditures.

(iv)	GC Project (95%)

The Company acquired the GC Project in 2008. In December 2010, the GC Project received its mining permit. Since then, the Company has been in the project development phase.

As of March 31, 2012, 717 m of the 2,210 m main access ramp, 42 m of the 618 m main shaft and 400 m of a water diversion tunnel were completed. In addition, GC Project also began to develop a new 3.7 m by 4 m, 4,500 m long exploration ramp.

The construction of a 1,600 t/d floatation mill capable of producing silver, lead, zinc, and pyrite floatation concentrates and an optional tin gravity concentrate is underway. Milling equipment was sourced and the final purchase contract was signed. In accordance with plans, the mill should be completed by July 2012 with an estimated cost of approximately RMB 100 million, or US$17 million. The Company is using the same mill contractor for GC as for the two mills at the Ying Mining District.

In fiscal 2012, the drilling program discovered four new high-grade silver, lead, zinc veins and a number of vein structures and isolated mineralized pockets, increasing the total number of mineralized veins at the GC property to 33 veins. The program also successfully extended the existing veins further to down dip and striking directions.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

On January 31, 2012, a NI 43-101 report prepared by AMC Consultants of Vancouver was released, establishing mineral reserves at GC for the first time. The NI 43-101 report did not include results from the current year’s surface drilling program.

In fiscal 2012, GC incurred approximately $5.9 million (FY 2011 - $0.7 million) in capital expenditures for mine development and exploration.

(v)	BYP Project (70%)

In January 2011, the Company completed the acquisition of a 70% equity interest in Xinshao Yunxiang Mining Co., Ltd., which owns a mining permit in the BYP Gold-Lead-Zinc mine in Hunan Province, China.

In fiscal 2012, the BYP mine mined 91,128 tonnes of ore, milled 83,760 tonnes, yielding 5,100 ounces of gold and 249,000 pounds of zinc. Total mining costs per tonne and cash mining costs per tonne were $38.00 and $16.79 respectively. Total and cash cost per ounce of gold was $843.60 and $473.93, respectively.

The Company will continue to utilize the existing 500 t/d floatation mill to mine and process gold mineralization. Construction of an 800 t/d backfill facility to fill up gold mineralization stopes is underway, which will cost approximately $1.5 million and will be completed in July 2012. In fiscal 2012, the Company also started to sink a 180 m deep, 3.5 m diameter shaft from 380 m to 200 m elevations. The shaft will mainly be utilized to mine the #3 gold mineralization body. The cost of the shaft is approximately $1.0 million and is expected to be completed in October 2012.

In fiscal 2012, the BYP mine incurred approximately $4.0 million in exploration and mine development.

(vi)	XBG Project (69.75%)

In August 2011, the Company completed the acquisition of 90% equity interest in Zhongxing Mining Co. Ltd. (“Zhongxing”) and Chuanxin Mining Co. Ltd. (“Chuanxin”) through its 77.5% owned subsidiary, Henan Found Mining Co. Ltd. (“Henan Found”). The main assets acquired are the XBG silver-gold-lead-zinc mine with a mining permit covering 26.36 square kilometres and the adjacent NTM gold exploration permit covering 2.54 square kilometres along with a 350 t/d floatation mill and the environmental permit to construct a 1,000 t/d floatation mill.

Exploration, mine development and small scale tunneling mining have been on-going since the mining permit was issued in November 2010. In fiscal 2012, the Company processed 11,667 tonnes of existing stockpile ore to yield 5,800 ounces of silver, 100 ounces of gold, and 444,000 pounds of lead.

The Company plans to commence a comprehensive exploration program that includes surface and underground mapping and sampling, and surface and underground diamond drilling to explore the existing veins and discover additional new veins, with a goal of defining a NI 43-101 compliant mineral resource.

In fiscal 2012, the XBG mine incurred approximately $0.8 million in exploration and mine development.

(vii)	XHP Project (77.5%)

In December 2011, the Company completed the acquisition of 100% equity interest in SX Gold Mining Company (“SX Gold”) through its 77.5% owned subsidiary, Henan Found. The main assets acquired are the XHP silver-gold-lead-zinc mine which includes a 14 square kilometres mining permit and a 500 t/d floatation/CIL mill.

Since acquisition, the XHP project mined 3,890 tonnes of ore, adding to the approximate 46,000 tonnes existing stockpiles. The Company is currently installing a second flotation circuit to enable the mill to generate a gold-silver-lead concentrate and a zinc concentrate. In fiscal 2012, the county government granted $1.6 million (RMB 10 million) in funding, relating to the mill upgrade, of which $0.6 million has been received.

The Company will also carry out an exploration program, including tunneling and surface and underground diamond drilling, with a goal of defining a NI 43-101 compliant mineral resource.

In fiscal 2012, the XHP mine incurred approximately $1.3 million in exploration and mine development.

(viii)	Silvertip Project (100%)

The Silvertip Project was acquired in February 2010. The Company is nearing completion of a Small Mine Permit application which will be submitted to the British Columbia Ministry of Energy and Mines.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

In fiscal 2012, the Company conducted a drill program. Drilling intersected high grade lower zone mineralization to the north of the Silver Creek zone and indicates that more detailed work may outline additional resources.

The Company has also retained Golder Associates Limited, who in January 2011 prepared an Economic Assessment on Silvertip to update the Silvertip NI 43-101 technical report. The report is expected within the next month.

In fiscal 2012, the Silvertip project incurred approximately $5.2 million in exploration expenditures (FY 2011 - $7.2 million).

5.	FISCAL YEAR 2012 FINANCIAL RESULTS

(a)	Selected Annual Information

	FY 2012	FY 2011	FY 2010[1]
Sales	$237,962	$167,327	$107,164
Gross profit	176,813	125,443	79,264
Expenses and foreign exchange	(34,811)	(24,994)	(17,944)
Other items	4,874	10,113	(875)
Net income attributable to the equity holders of the Company	73,838	67,655	38,547
Basic earnings (loss) per share	0.43	0.40	0.24
Diluted earnings (loss) per share	0.43	0.40	0.24
Cash dividend declared	15,584	13,428	12,136
Cash dividend declared per share (CAD)	0.09	0.08	0.08
Total assets	575,434	506,615	260,454
Total non-current liabilities	24,391	16,473	2,357

For the year ended March 31, 2012, the Company’s sales and net income improved significantly from a year ago. Such increases were mainly attributable to increased metal prices combined with improved metal production.

(b)	Financial Results – fiscal 2012 compared to fiscal 2011

Net income attributable to equity holders of the Company in fiscal 2012 was $73.8 million, or $0.43 per share, an increase of 9% over the net income of $67.7 million, or $0.40 per share, last year. Net income improved primarily due to higher realized selling prices, offset by increased taxes, cost of sales and higher general & administrative expenses.

Sales in fiscal 2012 were $238.0 million, an increase of 42% from $167.3 million last year. The increase was driven by higher realized metal prices combined with higher quantities of metals sold.

Cost of sales in fiscal 2012 was $61.1 million (FY 2011 - $41.9 million), including $48.7 million (FY 2011 - $35.5 million) cash costs and $12.5 million (FY 2011 - $6.4 million) depreciation, amortization and depletion charges. The cash portion of cost of sales increased corresponding with the production increase, as the ore mined increased by 28% over the year. The increase of depreciation, amortization and depletion charges was mainly due to higher assets base being subject to amortization, as well as increased metal production.

Gross profit margin in fiscal 2012 was 74.3%, comparable to 75.0% last year. The gross profit margin did not increase in line with metal prices, mainly due to the change in production mix compared to last year. We significantly increased production at the HPG, LM, TLP and BYP mines which have lower head grades relative to Ying. In fiscal 2012, 31% of the Company’s revenue was from the mines other than the Ying mine, compared with 22% in fiscal 2011.

_______________________________________________
[1] Financial results prepared in accordance with Canadian GAAP.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

General and administrative expenses, including stock based compensation expense of $3.1 million (FY 2011 -$2.2 million), were $27.1 million in fiscal 2012, representing an increase of $9.7 million compared to the expenses of $17.4 million incurred last year. The increase was mainly due to (i) the expenditures incurred in fighting the “Short and Distort” scheme of $3.9 million, (ii) higher salaries and bonuses of $8.3 million (FY 2011 - $6.1 million), and (iii) higher office operation expenses of $10.6 million (FY 2011- $7.1 million) as the Company actively manages operating mines and development projects in three different locations in China, compared to only one location last year.

General exploration and property investigation expenses in fiscal 2012 were $3.7 million which was $0.4 million more than the $3.3 million recorded last year.

Other taxes in fiscal 2012 were $4.4 million (FY 2011 - $1.5 million), which included a $3.3 million VAT surtax that has been levied since December 1, 2010. Other taxes also include land usage levy, stamp duty, and other miscellaneous levies, duties, and taxes imposed by the state and local Chinese government.

Foreign exchange gain in fiscal 2012 was $0.4 million (FY 2011 – loss $2.8 million). The foreign exchange gain was mainly driven by the weakening US dollar over Chinese RMB.

Loss on disposal of property and equipment in fiscal 2012 and 2011 were $0.3 million and $0.7 million, respectively.

Share of loss in an associate in fiscal 2012 was $0.2 million (FY 2011 - $6.7 million gain) represents the Company’s equity pickup in New Pacific Metals Corp. (“NUX”). The Company recorded on the statement of income its proportionate share of NUX’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of NUX.

Loss on investments in fiscal 2012 was $0.6 million, compared to $1.8 million gain last year. The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as held-for-trading securities. The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Unrealized gains in held-for-trading securities, arising from changes in the fair value of the warrants are included in net income for the period in which they arise.

Finance income in fiscal 2012 was $3.5 million, representing an increase of $2 million compared to $1.5 million recorded last year. The increase was a result of higher cash balance being invested to higher yield short-term investments.

Finance costs in fiscal 2012 was $94, representing accretion on environmental rehabilitation, which was $71 lower than the accretion expenses of $165 recorded in last year because of lower effective rate that accretion being calculated from.

Income tax expenses in fiscal 2012 were $45.6 million, an increase of 119% or $24.8 million over the income tax expense of $20.8 million recorded in last year. The income tax expenses recorded in fiscal 2012 included current income tax expenses of $41.0 million (FY 2011 – $19.5 million) and deferred income taxes of $4.6 million (FY 2011 – $1.4 million). The increase of income tax expense was mainly due to higher taxable income throughout the year. As of March 31, 2012, the Company has non-capital losses available for tax purpose of $4.5 million in China and $43.2 million in Canada, which will expire in 2013 and 2032, respectively.

(c)	Summary of Quarterly Results

The tables below set out selected quarterly results for the past eight quarters:

	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011	Jun 30, 2011
Sales	$44,312	$61,876	$62,055	$69,719
Gross profit	29,983	43,550	47,620	55,660
Expenses and foreign exchange	(9,458)	(8,534)	(8,420)	(8,399)
Other items	1,188	3,641	488	(443)
Net income attributable to the equity	9,700	20,025	18,471	25,642

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

holders of the Company
Basic earnings per share	0.06	0.12	0.11	0.15
Diluted earnings per share	0.06	0.12	0.11	0.15
Cash dividend declared	4,271	4,194	3,500	3,619
Cash dividend declared per share (CAD)	0.025	0.025	0.02	0.02

	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010	Jun 30, 2010
Sales	$42,422	$51,838	$36,338	$36,729
Gross profit	32,250	40,059	26,596	26,538
Expenses and foreign exchange	(8,725)	(5,591)	(5,560)	(5,118)
Other items	392	7,118	1,836	767
Net income attributable to the equity holders of the Company	12,019	29,081	12,434	14,121
Basic earnings per share	0.07	0.17	0.08	0.09
Diluted earnings per share	0.07	0.17	0.08	0.09
Cash dividend declared	3,600	3,511	3,207	3,109
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

(d)	Financial Results – Three months ended March 31, 2012 (“Q4 2012”)

Net income attributable to equity holders of the Company in Q4 2012 was $9.7 million, or $0.06 per share, a decrease of 19% compared to the net income of $12.0 million, or $0.07 per share in the three months ended March 31, 2011 (“Q4 2011”). In Q4 2012, the Company’s China operations were closed for 28 days as a result of the Chinese New Year Holiday.

Sales in Q4 2012 were $44.3 million, an increase of 4% from $42.4 million in the same quarter last year. The increase was driven by higher quantities of metals sold combined with higher silver prices.

Cost of sales in Q4 2012 was $14.3 million, compared to $10.2 million in Q4 2011. The cost of sales included $11.1 million (Q4 2011 - $8.6 million) cash costs and $3.2 million (Q4 2011 - $1.6 million) depreciation, amortization and depletion charges. The increase of cost of sales was mainly due to a 24% increase in ore production.

Other taxes for the quarter were $1.3 million, compared to $1.1 million in the same period last year. Included in other taxes, approximately $0.7 million (Q4 2011 - $0.6 million) was VAT surtax that has been levied since December 1, 2010.

Income tax expenses in Q4 2012 were $7.7 million, compared to $7.1 million in the same period last year. The income tax expenses recorded in Q4 2012 included current income tax expenses of $5.8 million (Q4 2011 – $6.1 million) and deferred income taxes of $1.9 million (Q4 2011 – $1.0 million).

Realized selling price is determined by Shanghai metal prices, less smelter charges and recovery, and 17% value added taxes (“VAT”) (VAT is exempt for gold). The following is a reconciliation of the Company’s realized selling prices to Shanghai metal prices for respective quarters, with a comparison of London Metal Exchange (“LME”) prices:

For Q4 2012	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011	Q4 2012	Q4 2011
Realized selling prices	$25.37	$24.72	$1,269	$974	$0.84	$0.91	$0.67	$0.75
Add back: Value added taxes	4.31	4.20	-	-	0.14	0.15	0.11	0.13
Add back: Smelter charges and recovery	3.60	3.55	431	425	0.15	0.14	0.32	0.39
Shanghai metal prices	$33.28	$32.47	$1,700	$1,399	$1.13	$1.20	$1.10	$1.27
LME	$32.63	$31.86	$1,691	$1,387	$0.95	$1.18	$0.92	$1.08

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

6.	LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short term investments at March 31, 2012 was $154.5 million, compared to $206.3 million as at March 31, 2011.

Working capital at March 31, 2012 was $140.1 million, compared to $177.7 million at March 31, 2011.

Cash flows provided by operating activities, excluding non-cash working capital, was $123.8 million, or $0.72 per share, an increase of 34% compared to $92.2 million last year. The increase in cash flows from operations resulted from improved operating earnings due to higher commodity prices and higher metal production. The $10.5 million decrease from changes in non-cash capital includes $9.5 million (RMB 60 million) of Chinese domestic Letters of Credits (“LC”), issued by the China Construction Bank. The Company is earning over 6% per annum interest on these LC instruments.

Cash flows used in investing activities in fiscal 2012 was $90.9 million, compared to $103.5 million in fiscal 2011. In fiscal 2012, acquisitions of Zhongxing/Chuanxin and SX Gold were completed with a total of $34.3 million spent. The Company also incurred $66.8 million in mine development and mill construction. In fiscal 2011, the Company acquired Yunxiang for $23.4 million and incurred $35.0 million in mine development and mill construction.

Cash flows used in financing activities were $61.3 million in fiscal 2012, $35.4 million of which was used to repurchase the Company’s shares under normal course issuer bid, $13.8 million was distributed to a non-controlling interest holder, and $14.9 million was paid out as dividends to the Company’s shareholders. In fiscal 2011, cash flows provided by financial activities was $90.8 million, $115.8 million of which was from equity financing and option exercises, $10.6 million was paid to a non-controlling interest holder, and $13.1 million was paid out as dividends to the Company’s shareholders.

Contractual Obligations not disclosed elsewhere in this MD&A are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	6,022	543	2,217	3,262
Commitments	8,702	2,284	-	6,418
Environmental rehabilitation provision [1]	5,340	-	-	5,340

1Amount represents total undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision

As of March 31, 2012, the Company has two office rental agreements totaling $6,022 for the next eleven years and commitments of $8,702 related to the GC property.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favorable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. Management believes that the capital at March 31, 2012, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

7.	FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair value

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$109,960	$-	$-	$109,960
Short term investments	44,551	-	-	44,551
Common shares of publicly traded companies	11,890	-	-	11,890
Warrants	-	-	2,292	2,292

Fair value of the other financial instruments excluding from the table above approximate to their carrying amounts as of April 1, 2010, March 31, 2011 and March 31, 2012, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	March 31, 2012	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$23,590	$12,770	$7,504
Dividends payable	4,271	3,600	3,238
Due to a related party	-	3,447	-
Bank loan	-	-	1,465
	$27,861	$19,817	$12,207

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

	March 31, 2012	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$18,510	$77,968	$29,808
Financial assets denominated in Chinese RMB	$33,542	$-	$-

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.3 million.

As at March 31, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2012.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at March 31, 2012 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at March 31, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $1.2 million.

8.	OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

9.	TRANSACTIONS WITH RELATED PARTIES

Related party transactions not disclosed elsewhere in the MD&A are as follows:

Due from related parties	March 31, 2012	March 31, 2011	April 1, 2010
NUX (a)	$95	$203	$138
Henan Non-ferrous Geology Bureau (b)	17	-	-
Z.X. Zhu (e)	567	-	-
	$679	$203	$138

Due to a related party	March 31, 2012	March 31, 2011	April 1, 2010
Z.X. Zhu (e)	$-	$3,447	$-

(a)	According to a services and administrative costs reallocation agreement between the Company and NUX,

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the year ended March 31, 2012, the Company recovered $598 (for the year ended March 31, 2011 -$414) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the year ended March 31, 2012, Henan Found extended loans of $9,089 (RMB¥ 58,000,000) to Henan Geology Bureau. The loans have a term of six months from the date of cash advance and bear a prime interest rate set by The People’s Bank of China. As of March 31, 2012, the loans plus interest were fully repaid by Henan Geology Bureau.

During the year ended March 31, 2012, Henan Found declared and paid dividends of $13,804 (RMB¥ 86,872,500) to Henan Geology Bureau (for the year ended March 31, 2011 - $10,582).

(c)

During the year ended March 31, 2012, the Company paid $364 (for the year ended March 31, 2011 - $246) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During year ended March 31, 2012, the Company paid $467 (for the year ended March 31, 2011 - $419) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. During the year ended March 31, 2012, the Company paid Z.X. Zhu $3,871 related to the liabilities assumed in connection with the acquisition of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the year ended March 31, 2012, total rents were $140 (for the year ended March 31, 2011 - $29).

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(g)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the years ended March 31, 2012 and 2011 were as follows:

	Years ended March 31,
	2012	2011
Directors' fees	$464	$160
Salaries for key management personnel	2,660	1,766
Stock-based compensation	3,692	2,746
	$6,816	$4,672

Salaries of key management personnel include consulting and management fees disclosed in (c) & (d) above. Stock-based compensation expenses were measured at grant date fair value.

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements.

(i)	Ore reserve and mineral resource estimates

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:
-Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;
-Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and
-Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:
-The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;
-Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and
-The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii)	Impairment of assets

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

11.	FUTURE ACCOUNTING CHANGES

(a)	Accounting standards effective January 1, 2012:

IFRS 7 – Financial Instruments: Disclosures amendment issued by the IASB in October 2010 improves the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IAS 12 – Income Taxes amendment issued by the IASB in December 2010 provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(b)	Accounting standards effective January 1, 2013:

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 11 and IAS 28 to have a significant impact on the consolidated financial statements.

IFRS 13 – Fair Value Measurement defines fair value and sets out a single framework for measuring fair value which is application to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires valuation technique used should maximize the use of relevant observable inputs and minimize unobservable inputs. Those inputs should be consistent with the inputs a market participant would use when pricing the asset or liability. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the application of this standard to have a significant impact on the consolidated financial statements.

(c)	Accounting standards effective January 1, 2015:

IFRS 9 – Financial Instruments is intended to replace IAS 39 – Financial Instruments: Recognition and Measurement in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principle-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company is currently evaluating the impact the final standard is expected to have on the consolidated financial statements.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

(d)	International Financial Reporting Standards (IFRS)

The Company adopted IFRS effective April 1, 2011 with a transition date of April 1, 2010. This section explains the principal adjustments made by the Company in restating its previous Canadian GAAP consolidated balance sheet as at April 1, 2010 and its previously published Canadian GAAP consolidated financial statements for the year ended March 31, 2011.

First-time adoption exemptions applied

In preparing the audited consolidated financial statements in accordance with IFRS 1 - First-time Adoption of IFRS (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – we have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 - Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – we have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – we have elected to not apply IFRS 2 - Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

Summary of IFRS conversion impact

The following is a summary of the impact of IFRS conversion on the Company. For full details on the IFRS conversion, please refer to Note 28 of the audited consolidated financial statements.

Consolidated balance sheets as of March 31, 2011 and April 1, 2010:

	As at March 31, 2011			As at April 1, 2010
		Effect of			Effect of
	Canadian	Transition to		Canadian	Transition to
	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Total Assets	$513,515	$(6,900)	$506,615	$279,454	$(19,000)	$260,454
Total Liabilities	70,230	(17,292)	52,938	42,726	(19,475)	23,251
Non-controlling interest	34,333	18,727	53,060	21,738	6,988	28,726
Total Shareholders' Equity	408,952	44,725	453,677	214,990	22,213	237,203
Total Liabilities and Shareholders' Equity	$513,515	$(6,900)	$506,615	$279,454	$(19,000)	$260,454

Consolidated statements of income for the year ended March 31, 2011:

	Year ended March 31, 2011
	Canadian GAAP	Effect of Transition to IFRS	IFRS
Net income	$68,849	$20,868	$89,717
Attributable to:
Equity holders of the Company	$68,849	$(1,194)	67,655
Non-controlling interests	-	22,062	22,062
	$68,849	$20,868	$89,717

Transitional adjustments are made according to the following notes:

(i)	Foreign exchange impact on translation

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

(ii)	Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

(iii)	Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds.

(iv)	Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS.

(v)	Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

(vi)	Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

(vii)	Non-controlling interests

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their portion of the changes in equity since the date of transition.

(viii)	Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests presented as a mezzanine item under Canadian GAAP were reclassified to equity under IFRS. The presentation with respect to income attributable to the shareholders and income attributable to the non-controlling interests were presented in accordance with IFRS.

(ix)	Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS.

(x)	Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flows. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis.

(xi)	Acquisition of Xinshao Yunxiang Mining Co. Ltd.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

12.	OTHER MD&A REQUIREMENTS

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;

(b)	may be found at the Company’s web-site www.silvercorpmetals.com;

(c)	may be found in the Company’s Annual Information Form; and,

(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2012.

13.	OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,689,058 common shares with a recorded value of $232.7 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
15,000	6.95	October 1, 2012
15,200	9.05	January 16, 2013
25,000	7.54	May 13, 2013
202,500	5.99	July 1, 2013
60,000	3.05	October 1, 2013
609,001	2.65	April 19, 2014
385,500	7.00	January 5, 2015
193,250	7.40	April 20, 2015
368,437	8.23	October 3, 2015
242,281	12.16	January 4, 2016
213,000	14.96	April 7, 2016
293,500	9.20	June 4, 2016
335,500	7.27	November 24, 2016
495,500	6.69	March 5, 2017
3,453,669

(c)	Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$ 6.76	30-Jul-2015

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

14.	RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

15.	DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at March 31, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 90% equity interest in Zhongxing and Chuanxin. As permitted by applicable rules of certification, we excluded solely to the extent it overlaps with internal control, Zhongxing and Chuanxin’s operations from our annual assessment of disclosure controls and procedures for the year ended March 31, 2012.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 100% equity interest in SX Gold. As permitted by applicable rules of certification, we excluded solely to the extent it overlaps with internal control, SX Gold’s operations from our annual assessment of disclosure controls and procedures for the year ended March 31, 2012.

16.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of internal controls in fiscal year 2012. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2012 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

On August 31, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 90% equity interest in Zhongxing and Chuanxin. As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded Zhongxing and Chuanxin in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operations of Zhongxing and Chuanxin represented 3.2% of the Company’s total assets, 3% of the Company’s net assets, 0.3% of the Company’s

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

sales and 0.2% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statements as of and for the year ended March 31, 2012.

On December 2, 2011, the Company, through its 77.5% owned subsidiary Henan Found Mining Co. Ltd., acquired 100% equity interest in SX Gold. As permitted by the Sarbanes-Oxley Act and applicable rules relating to business acquisitions, management excluded SX Gold in its annual assessment of internal control over financial reporting for the year ended March 31, 2012. The operation of SX Gold represented 4.7% of the Company’s total assets, 4.8% of the Company’s net assets, 0% of the Company’s sales and -1% of the Company’s net income attributable to equity holders of the Company on the consolidated financial statement as of and for the year ended March 31, 2012.

The effectiveness of the Company’s internal control over financial reporting as at March 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

17.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company’s internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

18.	DIRECTORS AND OFFICERS

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Corporate Secretary

Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations

Robert Gayton, Director

David Kong, Director

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

FORWARD LOOKING STATEMENTS

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Year Ended March 31, 2012
(Expressed in thousands of U.S. dollars unless otherwise stated)

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 26